15049119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 16 2015
WASH., D.C.

SEC FILE NUMBER
8-51480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Polo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Vesey Street, 14th Floor
(No. and Street)

New York (City) New York (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Karrlsson-Willis (212)-220-2664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 21st Floor (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jay Gettenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World)

Statement of Financial Condition
December 31, 2014

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
FINANCIAL STATEMENT
DECEMBER 31, 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholder of
Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

We have audited the accompanying statement of financial condition of Marco Polo Securities, Inc. (the "Company"), (a wholly-owned subsidiary of Marco Polo New World, Inc., the "Parent") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Marco Polo Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Marco Polo Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
March 13, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets		
Cash	$	416,557
Commissions receivable		288,498
Due from clearing broker		32,007
Prepaid and other assets		126,949
Intercompany receivables		259,457
Total assets	$	1,123,468

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	59,461
Deferred revenues		5,750
Total liabilities		65,211
Total commitments and contingencies		
Stockholder's equity		
Preferred stock - $1,000 par value, 1,000 shares authorized; shares issued and outstanding - none	$	-
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding		80,704
Additional paid-in capital		55,666
Retained earnings		921,887
Total stockholder's equity		1,058,257
Total liabilities and stockholder's equity	$	1,123,468

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of Marco Polo New World, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is providing order routing and execution services to the emerging markets as an agency broker, offering investment advisory and banking services, and providing private placement services. The Company is engaged in providing agency brokerage services, which allows it to provide order routing and execution services predominantly to the emerging markets sector utilizing foreign broker dealers ("FBD"), who are registered in their respective countries to execute these transactions. The service is typically provided through technology shared with the Company's Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii). The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and their clearing relationship with the executing foreign broker dealers on a DVP/RVP arrangement.

The Company has agreements (the "Agreements") with other U.S. broker dealers (the "clearing brokers") for clearing U.S. and foreign equities. The clearing brokers are member firms and are subject to the rules and regulations of the related regulatory bodies, as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in providing "Chaperoning" services to FBD under SEC Rule 15a-6.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2014, no allowance for doubtful accounts was deemed necessary.

REVENUE RECONGNITION

Securities transactions and related commission revenue are recorded on a trade-date basis. Technology services revenue are recognized as the service is provided. Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of (i) taxes payable or refundable for the current year, and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported, if based on the weight of the available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position, taken or expected to be taken, in a tax return. ASC Topic 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company has no unrecognized tax benefits at December 31, 2014. The Company's U.S. federal and state income tax returns prior to the year ended December 31, 2011 are not subject to examination.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2014.

As of December 31, 2014, the Company had a provisional tax obligation of $80,297 based on a corporate tax rate of 35.7%. The Company files its tax return on a consolidated basis with the Parent entity, Marco Polo New World. The obligation to the IRS belongs to the Parent and as such, an expense of $80,297 has been incurred by the Company with an offsetting reduction to the intercompany receivable from the Parent. There is no net capital implication as the expense incurred is offset by a reduction in non-allowable assets. Furthermore, this payment will not be made at a future date by the Parent entity, as it has losses in excess of the profits earned at the Company on a consolidated basis.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions, occurring through the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 2 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a minimum deposit of $25,000. This deposit is presented as due from clearing broker in the statement of financial condition. As of December 31, 2014, the balance was $32,007.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

Marco Polo Securities incurs monthly costs as reimbursable expenses to its wholly-owned parent, Marco Polo New World. The costs are associated primarily with wages and technology incurred at the parent level, for which the Company incurs an intercompany balance. As of December 31, 2014, the balance owed from Marco Polo New World to Marco Polo Securities was $259,457 in excess of the amount charged.

NOTE 4 – INCOME TAXES

INCOME TAX PROVISION

The income tax provision consists of the following:

	Year Ended December 31, 2014
Foreign	
Current	$24,929
Federal	
Current	80,297
Deferred	(24,929)

NOTE 4 – INCOME TAXES (CONTINUED)

INCOME TAX PROVISION (CONTINUED)

The Company's foreign source income was subject to $24,929 of withholding tax in foreign jurisdiction upon remittance to the United States. The Company receives U.S. federal tax credit for foreign taxes paid. Accordingly, these withholding tax credits can be used to reduce the Company's current federal income tax expense on foreign source income.

For the year ended 2014, the Company has $117,816 of deferred tax assets from current and prior periods.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, representing net future deductible amounts, became deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that it is more likely than not that the deferred tax assets will be realized, and has, therefore determined that no valuation allowance is required.

The expected tax expense based on the U.S. federal statutory rate is reconciled with actual tax expense as follows:

	Year Ended December 31, 2014
U.S. federal statutory rate	34.0%
State and local income tax, net of federal benefit	1.20
Other permanent differences	0.50
Income Tax Provision	35.7%

For the year ended December 31, 2014, the Company's income tax expense was $80,297.

NOTE 5 – FOREIGN WITHHOLDING TAX CREDIT

The Company has international customers who reside in non-U.S. jurisdictions. The local governments in these regions require foreign withholding taxes to be made as a subset of remitting payment for services. These withholding taxes are a direct reduction of the amount paid to the Company. As such, the Company records these short payments as foreign tax withholding credits (assets), which can be used to offset corporate tax obligation on its entity tax return at year end. As of December 31, 2014, the foreign tax withholding credit was $117,816.

NOTE 6 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company does not hold customer cash or securities. Its customer transactions are processed by a clearing firm on a fully-disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2014, the Company is not responsible for any unsecured debits. Its customers' securities transactions are cleared through other broker-dealers and the majority, if not all of them, are on a DVP/RVP basis and no securities are held at its clearing firm.

NOTE 7 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2014, the Company has regulatory net capital of $390,259, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $140,259. The Company's ratio of aggregate indebtedness to net capital is .167 to 1 as of December 31, 2014.